Exhibit 99.1

Nexa Resources S.A.

Condensed consolidated

interim financial statements

at and for the three and six-month periods ended June 30, 2018

Contents

Condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

Condensed consolidated interim balance sheet		2
Condensed consolidated interim statement of income		3
Condensed consolidated interim statement of comprehensive income		4
Condensed consolidated interim statement of changes in shareholders’ equity		5
Condensed consolidated interim statement of cash flows		6

1	General information	7
2	Basis of preparation and presentation of the interim consolidated financial statements	8
3	Changes in accounting policies and disclosures	12
4	Critical accounting estimates and judgments	15
5	Financial risk management	16
6	Financial instruments by category	20
7	Financial investments	21
8	Trade accounts receivable	21
9	Related parties	22
10	Property, plant and equipment	23
11	Intangible assets	24
12	Loans and financing	28
13	Income tax	31
14	Provisions	32
15	Revenues	33
16	Expenses by nature	34
17	Mineral exploration and project development	34
18	Other operating expenses, net	35
19	Net financial results	35
20	Earnings (loss) per share	35
21	Information by business segment and geographic area	36
22	Events after the reporting period	39

Nexa Resources S.A.

Condensed consolidated interim balance sheet

All amounts in thousands of US dollars

Assets	Note	June 30, 2018	December 31, 2017

Current assets
Cash and cash equivalents		1,033,135	1,019,037
Financial investments	7	119,453	206,155
Derivative financial instruments	5 (b)	17,061	7,483
Trade accounts receivable	8	210,327	182,713
Inventory		317,769	324,878
Taxes recoverable		69,787	60,491
Income tax		23,315	19,643
Other assets		29,864	18,507
		1,820,711	1,838,907

Non-current assets
Financial investments	7	346	392
Derivative financial instruments	5 (b)	—	4,294
Related parties	9	740	738
Judicial deposits		9,320	10,949
Deferred taxes	13 (b)	229,715	224,513
Taxes recoverable		24,155	26,988
Income tax		5,438	5,522
Other assets		13,240	29,679
Investments in associates		267	309
Property, plant and equipment	10	1,853,122	1,996,514
Intangible assets	11	1,767,468	1,822,719
		3,903,811	4,122,617

Total assets		5,724,522	5,961,524

Liabilities and shareholders’ equity	Note	June 30, 2018	December 31, 2017

Current liabilities
Loans and financing	12	47,040	40,841
Derivative financial instruments	5 (b)	10,169	12,588
Trade payable		327,611	329,814
Confirming payable		115,625	111,024
Salaries and payroll charges		55,290	79,798
Taxes payable		11,966	13,264
Income tax		6,628	27,845
Use of public assets		1,450	1,649
Dividends payable	9	6,713	4,138
Related parties	9	87,686	87,686
Provisions	14	17,793	14,641
Deferred revenue		30,093	31,296
Other liabilities		18,285	13,631
		736,349	768,215

Non-current liabilities
Loans and financing	12	1,373,590	1,406,458
Derivative financial instruments	5 (b)	—	2,449
Related parties	9	1,407	2,238
Provisions	14	274,243	326,520
Deferred taxes	13 (b)	311,768	324,931
Use of public assets		20,220	22,660
Deferred revenue		180,478	190,589
Other liabilities		8,107	8,561
		2,169,813	2,284,406

Total liabilities		2,906,162	3,052,621

Shareholders’ equity
Capital		133,320	133,320
Share premium		1,043,755	1,123,755
Reserves		1,318,728	1,318,728
Cumulative deficit		1,217	(11,612)
Accumulated other comprehensive loss		(99,216)	(77,356)
Total equity attributable to NEXA’s shareholders		2,397,804	2,486,835

Non-controlling interests		420,556	422,068

		2,818,360	2,908,903

Total liabilities and shareholders’ equity		5,724,522	5,961,524

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Nexa Resources S.A.

Condensed consolidated interim statement of income

Periods ended June 30

All amounts in thousands of US dollars, unless otherwise stated

		Three-month period ended		Six-month period ended
	Note	June 30, 2018	(Restated) June 30, 2017	June 30, 2018	(Restated) June 30, 2017
Revenues	15	636,517	571,381	1,312,705	1,120,700
Cost of sales	16	(474,319)	(425,249)	(959,276)	(836,788)
Gross profit		162,198	146,132	353,429	283,912

Operating expenses
Selling	16	(5,056)	(4,649)	(8,674)	(7,993)
General and administrative	16	(38,790)	(33,189)	(78,486)	(67,958)
Mineral exploration and project development	16 and 17	(27,514)	(21,820)	(46,793)	(32,162)
Other income and expenses, net	18	3,495	(8,049)	(3,557)	(22,261)
		(67,865)	(67,707)	(137,510)	(130,374)
Operating income		94,333	78,425	215,919	153,538

Net financial results	19
Financial income		10,562	10,645	19,320	20,874
Financial expenses		(31,589)	(29,047)	(61,442)	(51,433)
Foreign exchange loss, net		(131,359)	(51,603)	(139,263)	(35,351)
		(152,386)	(70,005)	(181,385)	(65,910)

Results of investees
Share in the results of associates		—	—	—	(10)
Income before income tax		(58,053)	8,420	34,534	87,618

Income tax
Current	13 (a)	(16,825)	(28,882)	(52,123)	(39,539)
Deferred	13 (a)	39,555	25,534	45,016	12,220
Net income (loss) for the period		(35,323)	5,072	27,427	60,299
Attributable to NEXA’s shareholders		(40,466)	(4,128)	14,647	44,972
Attributable to non-controlling interests		5,143	9,200	12,780	15,327
Net income (loss) for the period		(35,323)	5,072	27,427	60,299

Average number of outstanding shares - thousand		133,320	112,821	133,320	112,821
Basic and diluted earnings (loss) per share - US$		(0.30)	(0.04)	0.11	0.40

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Nexa Resources S.A.

Condensed consolidated interim statement of comprehensive income

Periods ended June 30

All amounts in thousands of US dollars

	Three-month period ended		Six-month period ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Net income (loss) for the period	(35,323)	5,072	27,427	60,299

Other comprehensive income (loss) net of taxes, all of which can be reclassified to the statement of income
Operating cash flow hedge accounting (Note 13 (a) for tax effects)	400	9,562	(370)	8,880
Currency translation of foreign subsidiaries	(33,515)	(8,091)	(33,025)	(6,146)
	(33,115)	1,471	(33,395)	2,734

Total comprehensive income (loss) for the period	(68,438)	6,543	(5,968)	63,033
Comprehensive income (loss) attributable to NEXA’s shareholders	(62,392)	8,767	(7,213)	58,909
Comprehensive income (loss) attributable to non-controlling interests	(6,046)	(2,224)	1,245	4,124
	(68,438)	6,543	(5,968)	63,033

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Periods ended June 30

All amounts in thousands of US dollars

	Note	Capital	Share premium	Reserves	Retained earnings (cumulative deficit)	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total shareholders equity
At January 1, 2017		1,041,416	339,228	1,678,456	(138,043)	(73,085)	2,847,972	476,344	3,324,316
Total comprehensive income for the period
Net income for the period		—	—	—	44,972	—	44,972	15,327	60,299
Components of comprehensive income (loss) for the period		—	—	—	—	13,937	13,937	(11,203)	2,734
Total comprehensive income for the period		—	—	—	44,972	13,937	58,909	4,124	63,033

Total contributions by and distributions to shareholders
Energy assets retention		—	—	(87,711)	—	—	(87,711)	—	(87,711)
Reversion of put option		—	—	173,734	—	—	173,734	—	173,734
Purchase of Pollarix		—	—	(81,615)	—	—	(81,615)	—	(81,615)
Constitution of share premium		(200,000)	200,000	—	—	—	—	—	—
Reimbursement of share premium		—	(140,000)	—	—	—	(140,000)	—	(140,000)
Decrease in non-controlling interests		—	—	(374,108)	—	—	(374,108)	—	(374,108)
Increase in participation in associates		—	—	2,061	—	—	2,061	(2,061)	—
Total contributions by and distributions to shareholders		(200,000)	60,000	(367,639)	—	—	(507,639)	(2,061)	(509,700)
At June 30, 2017		841,416	399,228	1,310,817	(93,071)	(59,148)	2,399,242	478,407	2,877,649

At January 1, 2018		133,320	1,123,755	1,318,728	(11,612)	(77,356)	2,486,835	422,068	2,908,903
Impact of the adoption of IFRS 9	3 (a)	—	—	—	(1,818)	—	(1,818)	—	(1,818)
At January 1, 2018 after impacts of first adoption		133,320	1,123,755	1,318,728	(13,430)	(77,356)	2,485,017	422,068	2,907,085
Total comprehensive income for the period
Net income for the period		—	—	—	14,647	—	14,647	12,780	27,427
Components of comprehensive loss for the period		—	—	—	—	(21,860)	(21,860)	(11,535)	(33,395)
Total comprehensive income for the period		—	—	—	14,647	(21,860)	(7,213)	1,245	(5,968)

Total contributions by and distributions to shareholders
Decrease in non-controlling interests		—	—	—	—	—	—	(2,757)	(2,757)
Reimbursement of share premium	1 (i)	—	(80,000)	—	—	—	(80,000)	—	(80,000)
Total contributions by and distributions to shareholders		—	(80,000)	—	—	—	(80,000)	(2,757)	(82,757)
At June 30, 2018		133,320	1,043,755	1,318,728	1,217	(99,216)	2,397,804	420,556	2,818,360

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Nexa Resources S.A.

Condensed consolidated interim statement of cash flows Periods ended June 30

All amounts in thousands of US dollars

		Three-month period ended		Six-month period ended
	Note	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Cash flow from operating activities

Income (loss) before income tax		(58,053)	8,420	34,534	87,618

Adjustments for:
Interest, indexation and exchange variations		101,902	89,090	119,052	44,412
Share in the results of associates		—	—	—	10
Depreciation, amortization and depletion	10 and 11	68,614	66,252	138,599	135,190
Loss on sale of property, plant & equipment and intangible assets	18	9,385	564	8,727	712
Gain on sale of investment	18	—	(4,982)	(348)	(4,982)
Provisions		(17,949)	25,367	(10,334)	23,895
		103,899	184,711	290,230	286,855
Decrease (increase) in assets
Financial investments		17,453	(12,420)	92,777	(67,085)
Trade accounts receivable		25,764	(18,760)	(28,529)	(10,041)
Inventory		31,672	21,246	7,109	24,557
Other taxes recoverable		(9,232)	33,104	(10,051)	19,230
Other assets		3,244	(14,461)	1,427	(12,553)
Increase (decrease) in liabilities
Trade payable		(5,232)	39,255	(2,203)	(11,424)
Confirming payable		(54,337)	(16,640)	4,601	1,959
Salaries and payroll charges		11,694	8,213	(24,508)	(16,779)
Taxes payable		32,356	1,163	33,769	10,582
Deferred revenue		(19,049)	(4,734)	(15,066)	(17,564)
Other liabilities		(13,372)	(18,279)	(22,773)	(19,726)

Interest paid		(23,372)	(7,000)	(37,587)	(21,720)
Income taxes paid		(27,351)	(20,630)	(73,109)	(47,706)
Net cash provided by operating activities		74,137	174,768	216,087	118,585

Cash flow from investing activities
Acquisitions of property, plant and equipment	10	(58,487)	(54,812)	(91,462)	(85,463)
Acquisitions of intangible assets	11	—	(189)	—	(189)
Advanced paid for Pollarix acquisition		—	(59,549)	—	(59,549)
Proceeds from sale of non-current assets		364	6,218	1,037	6,218
Net cash used in investing activities		(58,123)	(108,332)	(90,425)	(138,983)

Cash flow from financing activities
New loans and financing	12 (b)	276,495	725,725	276,495	757,521
Payments of loans and financing	12 (b)	(233,615)	(496,262)	(302,212)	(505,806)
Dividends paid		—	(3,587)	—	(3,587)
Energy assets compensation payments		—	(55,380)	—	(55,380)
Reimbursement share premium	1 (i)	—	(140,000)	(80,000)	(140,000)
Net cash provided (used) by financing activities		42,880	30,496	(105,717)	52,748

Effects of exchange rates on cash and cash equivalents		(5,716)	337	(5,847)	389

Increase in cash and cash equivalents		53,178	97,269	14,098	32,739
Cash and cash equivalents at the beginning of the period		979,957	851,046	1,019,037	915,576
Cash and cash equivalents at the end of the period		1,033,135	948,315	1,033,135	948,315

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

1                               General information

Nexa Resources S.A. (“NEXA” or the “Company”) was incorporated on February 26, 2014 under the laws of Luxembourg as a public limited liability company (société anonyme). Its shares are publicly traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”). The Company’s registered office is located in the city of Luxembourg in the Grand Duchy of Luxembourg.

The Company’s controlling shareholder is Votorantim S.A. (“VSA”), which holds 64.25% of its equity. VSA is a privately owned Brazilian industrial conglomerate that holds ownership interests in metal, steel, cement, energy and pulp companies, among others.

The Company operates in the mining and smelting segments, mainly engaged in zinc content production. The Company also produces copper, lead, silver and gold, which are by-products of zinc production. The Company’s Mining segment is comprised of five producing mines located in Peru and Brazil and operates primarily through its subsidiaries NEXA BR and NEXA PERU. The Company’s Smelting segment is comprised of three smelters, one located in Peru and two in Brazil and operates through its subsidiaries NEXA BR and NEXA CJM.

These condensed consolidated interim financial statements comprise the Company and its subsidiaries. Information on the Company’s structure is provided in the Company’s annual audited consolidated financial statements for the year ended December 31, 2017.

Principal transactions for the six-month period ended June 30, 2018

(i)                          Reimbursement of share premium

On February 15, 2018, the Board of Directors approved the reimbursement of share premium in the amount of US$0.60 cents per ordinary share to shareholders of record at the close of business on March 14, 2018 and paid US$ 80,000 to its shareholders on March 28, 2018.

(ii)                      Aripuanã Preliminary Environmental License

On April 25, 2018, the Environmental Authorities of the State of Mato Grosso, Brazil (SEMA/MT) granted the Preliminary Environmental License for the Aripuanã project to the Company, following approval by the Environmental State Council (CONSEMA).

The Preliminary Environmental License certifies that the project complies with the standard environmental requirements for projects with such characteristics and it is a major milestone for the implementation of the Aripuanã project.

(iii)                  Disposal of Fortaleza de Minas assets

On May 21, 2018, the Company entered into an agreement to sell assets and transfer certain liabilities of the Fortaleza de Minas facility for US$ 27 (R$ 100,000). The transaction resulted in a gain of US$ 3,394 recognized in Other income and expenses, net comprised of a loss of US$ 9,615 on the sale of property, plant and equipment and intangible assets and a gain of US$ 13,009, related to reversal of the related asset retirement obligation.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

2                               Basis of preparation and presentation of the interim consolidated financial statements

These condensed consolidated interim financial statements for the three and six-month periods ended June 30, 2018 have not been audited.  They have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”), using accounting principles consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all disclosures required by the IFRS for annual audited consolidated financial statements and should accordingly be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2017 prepared in accordance with the IFRS, as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on the basis of and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2017, except as disclosed in note 3.

The preparation of the condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. These critical accounting estimates represent estimates that are uncertain and changes in those estimates could materially impact the Company’s condensed consolidated interim financial statements.  Actual future outcomes may differ from present estimates and the Company reviews its estimates and assumptions on an ongoing basis using the most current information available. Management also exercises judgment in the process of applying the Company’s accounting policies.

The critical judgments and estimates in the application of accounting principles during the three and six-month periods ended June 30, 2018 are the same as those disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2017, except for as disclosed in note 4.

The Board of Directors authorized the issuance of these condensed consolidated interim financial statements for the Company on July 31, 2018.

2.1                     Revision, reclassification and restatement of the 2017 condensed consolidated interim financial statements

The 2017 condensed consolidated interim financial statements have been revised, reclassified and restated, to reflect certain adjustments in previously issued condensed consolidated interim financial statements.

2.1.1 Revision and reclassification of statement of income

(a)                       Intercompany elimination

The revised information presented corrects an error related to the intercompany elimination transaction on the sale of products between NEXA PERU and NEXA CJM. These sales were previously recorded considering the gross revenue amount recognized in NEXA PERU, which did not consider taxes on sales. Corrections were made to remove the effects of

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

intercompany transactions in the condensed consolidated interim financial statements related to the taxes on sales for the three and six-month periods ended June 30, 2017.

The revision has no impact on the Company’s financial position, results of operations or cash flows for the revised periods presented.

The Company concluded that the adjustments, individually and in the aggregate, are not significant and material in qualitative and quantitative terms.

(b)                       Reclassification of mineral exploration and project development

Until March 31, 2018, the Company presented expenses related to mineral exploration and project development as General and administrative expense and Other income and expenses, net in the statement of income. As of April 1, 2018, the Company changed the presentation and a new line item in the statement of income labeled “Mineral exploration and project development” has been included in the statement of income to present those expenses. Comparative periods have been reclassified to give effect to this change. Refer to note 17 for details of mineral exploration and project development expenses.

(c)                        Reconciliation of revised, reclassified and restated comparative figures

(i)                          Statement of income

	Three-month period ended
	(Original) June 30, 2017	First adoption of IFRS 15 (i)	Intercompany elimination	Reclassification of mineral exploration and project development	(Revised) June 30, 2017

Revenues	555,796	—	15,585	—	571,381
Cost of sales	(392,800)	(16,864)	(15,585)	—	(425,249)
Gross profit	162,996	(16,864)	—	—	146,132

Operating expenses
Selling	(21,513)	16,864	—	—	(4,649)
General and administrative	(35,711)	—	—	2,522	(33,189)
Mineral exploration and project development	—	—	—	(21,820)	(21,820)
Other income and expenses, net	(27,347)	—	—	19,298	(8,049)
	(84,571)	16,864	—	—	(67,707)
Operating income	78,425	—	—	—	78,425

	Six-month period ended
	(Original) June 30, 2017	First adoption of IFRS 15 (i)	Intercompany Elimination	Reclassification of mineral exploration and project development	(Revised) June 30, 2017

Revenues	1,086,978	—	33,722	—	1,120,700
Cost of sales	(768,818)	(34,248)	(33,722)	—	(836,788)
Gross profit	318,160	(34,248)	—	—	283,912

Operating expenses
Selling	(42,241)	34,248	—	—	(7,993)
General and administrative	(73,226)	—	—	5,268	(67,958)
Mineral exploration and project development	—	—	—	(32,162)	(32,162)
Other income and expenses, net	(49,155)	—	—	26,894	(22,261)
	(164,622)	34,248	—	—	(130,374)
Operating income	153,538	—	—	—	153,538

(i)                                    For more details on the impact of the adoption of IFRS 15, see note 3(a).

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

(ii)                               Revenues

	Three-month period ended
	(Original) June 30, 2017	Intercompany Elimination	(Revised) June 30, 2017

Gross revenue	619,762	—	619,762
Taxes on sales and returns	(63,966)	15,585	(48,381)
Revenues	555,796	15,585	571,381

	Six-month period ended
	(Original) June 30, 2017	Intercompany Elimination	(Revised) June 30, 2017

Gross revenue	1,225,837	—	1,225,837
Taxes on sales and returns	(138,859)	33,722	(105,137)
Revenues	1,086,978	33,722	1,120,700

(iii)                           Expenses by nature

	Three-month period ended
	(Original) June 30, 2017	First adoption of IFRS 15	Intercompany Elimination	Reclassification of mineral exploration and project development	(Revised) June 30, 2017

Raw materials and consumables used	256,167	—	15,585	—	271,752
Employee benefit expenses	67,002	—	—	2,461	69,463
Depreciation, amortization and depletion	66,252	—	—	—	66,252
Freight costs	17,805	(17,805)	—	—	—
Services, miscellaneous	37,266	—	—	13,897	51,163
Other Expenses	5,532	17,805	—	2,940	26,277
	450,024	—	15,585	19,298	484,907
Reconciliation
Cost of sales	392,800	16,864	15,585	—	425,249
Selling, general and administrative expenses	57,224	(16,864)	—	(2,522)	37,838
Mineral exploration and project development	—	—	—	21,820	21,820
	450,024	—	15,585	19,298	484,907

	Six-month period ended
	(Original) June 30, 2017	First adoption of IFRS 15	Intercompany Elimination	Reclassification of mineral exploration and project development	(Revised) 2017

Raw materials and consumables used	502,967	—	33,722	—	536,689
Employee benefit expenses	134,977	—	—	5,147	140,124
Depreciation, amortization and depletion	135,190	—	—	—	135,190
Freight costs	36,130	(36,130)	—	—	—
Services, miscellaneous	61,941	—	—	19,282	81,223
Other Expenses	13,080	36,130	—	2,465	51,675
	884,285	—	33,722	26,894	944,901
Reconciliation
Cost of sales	768,818	34,248	33,722	—	836,788
Selling, general and administrative expenses	115,467	(34,248)	—	(5,268)	75,951
Mineral exploration and project development	—	—	—	32,162	32,162
	884,285	—	33,722	26,894	944,901

(i)                                    For more details on the impact of the adoption of IFRS 15, see note 3(a).

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

(iv)                            Revenues and cost of sales by segment

	Original - Three-month period ended June 30, 2017
	Mining	Smelting	Elimination	Adjustment	Total
Revenues from external customers	110,967	443,202	—	1,627	555,796
Intersegment (sales or transfer)	163,120	—	(163,120)	—	—
Revenues	274,087	443,202	(163,120)	1,627	555,796
Cost of sales	(143,748)	(382,935)	163,120	(29,237)	(392,800)
Gross Profit	130,339	60,267	—	(27,610)	162,996

	Revised - Three-month period ended June 30, 2017
	Mining	Smelting	Elimination	Adjustment	Total
Revenues from external customers	126,552	443,202	—	1,627	571,381
Intersegment (sales or transfer)	147,535	—	(147,535)	—	—
Revenues	274,087	443,202	(147,535)	1,627	571,381
Cost of sales	(149,074)	(394,473)	147,535	(29,237)	(425,249)
Gross Profit	125,013	48,729	—	(27,610)	146,132

	Original - Six-month period ended June 30, 2017
	Mining	Smelting	Elimination	Adjustment	Total
Revenues from external customers	194,306	888,643	—	4,029	1,086,978
Intersegment (sales or transfer)	337,356	—	(337,356)	—	—
Revenues	531,662	888,643	(337,356)	4,029	1,086,978
Cost of sales	(285,349)	(761,462)	337,356	(59,363)	(768,818)
Gross Profit	246,313	127,181	—	(55,334)	318,160

	Revised - Six-month period ended June 30, 2017
	Mining	Smelting	Elimination	Adjustment	Total
Revenues from external customers	228,028	888,643	—	4,029	1,120,700
Intersegment (sales or transfer)	303,634	—	(303,634)	—	—
Revenues	531,662	888,643	(303,634)	4,029	1,120,700
Cost of sales	(295,572)	(785,487)	303,634	(59,363)	(836,788)
Gross Profit	236,090	103,156	—	(55,334)	283,912

(v)                                Information by geographic area

	Original - Three-month period ended June 30, 2017
	Revenues	Cost of sales	Gross Profit
Brazil	243,798	(171,434)	72,364
Peru	311,998	(221,366)	90,632
Total	555,796	(392,800)	162,996

	Revised - Three-month period ended June 30, 2017
	Revenues	Cost of sales	Gross Profit
Brazil	243,798	(171,434)	72,364
Peru	327,583	(253,815)	73,768
Total	571,381	(425,249)	146,132

	Original - Six-month period ended June 30, 2017
	Revenues	Cost of sales	Gross Profit
Brazil	459,902	(287,722)	172,180
Peru	627,076	(481,096)	145,980
Total	1,086,978	(768,818)	318,160

	Revised - Six-month period ended June 30, 2017
	Revenues	Cost of sales	Gross Profit
Brazil	459,902	(287,722)	172,180
Peru	660,798	(549,066)	111,732
Total	1,120,700	(836,788)	283,912

2.1.2 Restatement of earnings per share

The restated earnings per share information presented corrects an error to the net income (loss) used in the numerator for the earnings per share calculation. The calculation was adjusted to use Net income (loss) attributable to NEXA’s shareholders in the numerator for the three and six-month periods ended June 30, 2017, as required under IAS 33 — “Earnings per share”.

The restated information has no impact on the Company’s financial position, results of operations or cash flows for the revised periods presented.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

The previously issued and restated earnings (loss) per share are presented below:

	Three-month period ended
	(Original) June 30, 2017	Adjustment	(Restated) June 30, 2017
Net income (loss) attributable to NEXA’s shareholders	5,072	(9,200)	(4,128)
Weighted average number of outstanding common shares (thousands)	112,821	—	112,821
Earnings (loss) per share in US dollars - basic and diluted	0.04	(0.08)	(0.04)

	Six-month period ended
	(Original) June 30, 2017	Adjustment	(Restated) June 30, 2017
Net income (loss) attributable to NEXA’s shareholders	60,299	(15,327)	44,972
Weighted average number of outstanding common shares (thousands)	112,821	—	112,821
Earnings (loss) per share in US dollars - basic and diluted	0.53	(0.13)	0.40

3                               Changes in accounting policies and disclosures

(a)                       Changes to applicable standards beginning on January 1, 2018

No new accounting standards were issued after December 31, 2017 and as of the date of these condensed consolidated interim financial statements that would have a material effect on the Company’s financial condition or result of operations.

The changes in the accounting policies and disclosures for the three and six-month periods ended June 30, 2018 are:

IFRS 9 - “Financial instruments: Recognition and measurement”

Main aspects introduced by the standard

IFRS 9 — “Financial Instruments” replaces IAS 39 and all previous versions of IFRS 9. IFRS 9 joins all three aspects of the accounting for financial instruments project, which are classification and measurements, impairment, and hedge accounting.

IFRS 9 became effective on January 1, 2018 and the Company has applied it accordingly, except for hedge accounting requirements, which the Company has adopted on April 1, 2018. New hedge accounting requirements impacted the Company’s hedge documentation but did not impact the Company’s financial position or results of its operations.

As permitted by the transition principles of the standard, comparative periods have not been restated.

Impacts of adoption

The Company has assessed the changes introduced by IFRS 9 and the nature and effects of the key changes to the Company’s accounting policies resulting from the adoption are summarized below.

Classification and measurement

IFRS 9 has changed the categories for financial assets classification, eliminating the categories held-to-maturity, loans and receivables and available for sale. The Company’s financial assets will be classified in one of the following categories: measured at amortized cost, measured at fair value through other comprehensive income (FVOCI) or, measured at fair value through profit or loss (FVTPL). The classification of financial assets under IFRS 9 is

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

The following table summarizes the differences in measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets. There were no changes in classification and measurement of the Company’s financial liabilities.

Financial assets	Classification under IAS 39	New classification under IFRS 9	Original carrying amount under IAS 39	Net carrying amount under IFRS 9
Cash and cash equivalents	Loans and receivables	Fair value through profit or loss	1,033,135	1,033,135
Financial investments	Assets held for trading	Fair value through profit or loss	119,799	119,799
Derivative financial instruments	Assets held for trading/Used for hedging	Fair value through profit or loss / Fair value through other comprehensive income	6,892	6,892
Trade accounts receivable	Loans and receivables	Fair value through profit or loss / Amortized cost	210,327	210,327
Related parties	Loans and receivables	Fair value through profit or loss / Amortized cost	740	740

The most significant changes are related to the classification and measurement of trade account receivables where the Company has concluded that it operates using the different business models, being (i) held to collect and sell and (ii) held to collect. See note 6 for details about the Company`s business model for trade account receivables.

At January 1, 2018, the fair value adjustment of accounts receivable that are held to collect and sell recognized in Cumulative deficit was US$ 244, net of taxes.

Impairment

IFRS 9 replaced the incurred loss model in IAS 39 and requires impairment of financial assets to be determined using an expected credit loss model. The new impairment model applies to financial assets at amortized costs, including trade accounts receivable, contract assets and debt investments at FVOCI.

The most significant impact for the Company is related to impairment of trade accounts receivable, which is measured at amortized cost. The Company elected to apply the simplified approach set forth in IFRS 9 and recognized impairment losses for trade accounts receivable based on lifetime expected losses and using a loss provision matrix.

At January 1, 2018, incremental impairment losses under IFRS 9 recognized in Cumulative deficit were US$ 1,574, net of taxes.

IFRS 15 — “Revenue from contracts with customers”

Main impacts introduced by the standard

IFRS 15 — “Revenue from Contracts” with customers establishes a comprehensive framework for determining the amount and timing when revenue is recognized. It replaced the guidance contained in IAS 18 — “Revenue” which the Company followed until December 31, 2017.

IFRS 15 became effective on January 1, 2018 and the Company has applied it accordingly.

The Company elected to adopt IFRS 15 using the full retrospective method. Comparative financial information has been restated.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

The Company’s adoption of IFRS 15 has not resulted in any material changes in timing or amount of revenue recognition under the IFRS 15 model as compared to revenue that would be reported under IAS 18 - “Revenue”. Therefore, impacts of the adoption of IFRS 15 on the Company’s Balance Sheet, Statement of Income and Statement of Cash Flows were not material.

Impacts of adoption

The Company has assessed the changes introduced by IFRS 15 and the nature and effects of the key changes to the Company’s accounting policies resulting from the adoption are summarized below.

Identification of performance obligations and timing of satisfaction of performance obligations

The Company has identified two distinct performance obligations included in certain sales contracts, being i) the promise to provide goods to its customers, and ii) the promise to provide freight services to its customers.

Promise to provide goods — this performance obligation is satisfied when the control of such goods is transferred to the final customer, which is substantially determined based on the Incoterms agreed upon in each of the contracts with customers.

Promise to provide freight service — this performance obligation is satisfied when the freight service contracted to customers is completed.

As a result of the distinct performance obligations identified, part of the Company’s revenue is presented as revenue from services. Costs related to revenue from services are presented as Cost of sales. Revenue from services was US$ 18,214 and US$ 34,631, for the three and six-month periods ended June 30, 2018, respectively (June 30, 2017: US$ 16,864 and US$ 34,248, respectively).

Determining the transaction price and the amounts allocated to performance obligations

The Company has considered the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to its customers. Transaction price is allocated to each performance obligation based on a relative standalone selling price.

The entity mainly uses fixed prices to determine the transaction price. However, within the silver streaming operations, the Company has variable consideration related to the capacity of the mine’s production linked to the LME (London Metal Exchange). The impact on recognition of revenue related to these sales was not material for the three and six-month periods ended June 30, 2018 and 2017.

Contract liabilities

The advance payment received in connection with the Company’s silver streaming agreement (refer to note 23 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2017) has been accounted for as deferred revenue, wherein  the amounts are recognized as revenue as the silver is delivered to the

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

customer. The impact on recognition of revenue related to these sales was not material for the three and six-month period ended June 30, 2018 and 2017.

(b)                       New standards and interpretations not yet adopted

IFRS 16 - “Leases”

Main impacts introduced by the standard

In January 2016, the IASB issued IFRS 16 — “Leases”, which replaces IAS 17 — “Leases” and related interpretations. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize a right-of-use asset and a lease liability. The right-of-use asset is initially measured at the amount of the lease liability plus any initial direct costs incurred by the lessee. There are optional exemptions when the lease term is 12 months or less or the underlying asset has a low value. After lease commencement, a lessee measures the right-of-use asset in accordance with IAS 16 (unless specific conditions apply)—the asset is depreciated and assessed for impairment.

The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if such rate can be readily determined. Otherwise, the lessee uses its incremental borrowing rate.

When the lease payments are variable the lessee does not recognize an asset and liability, but instead recognizes the amounts payable as they fall due. The exception is variable payments that depend on an index or a rate, which are included in the initial measurement of a lease liability.

The standard is effective for annual accounting periods beginning on or after January 1, 2019.

Impacts of adoption

The Company’s is currently assessing the impact of adopting the standard. The assessment is being carried out to identify the impacts mainly related to leases for offices, machinery and equipment, as well as other contracts that may be impacted by the standard.

4                               Critical accounting estimates and judgments

Changes in accounting estimates - Rights to use natural resources

In accordance with its accounting policy, the Company reviews the estimated useful lives and the pattern of consumption of the future economic benefits of certain intangible assets related to its Rights to Use natural resources on an ongoing basis. This review indicated a change in future pattern of consumption of its Rights to Use natural resources, which is substantially related to increased extraction experience at the Company’s mines, updates in the extraction period and expected changes in extraction volume at the end of the mining life.

As a result, effective April 1, 2018, the Company changed the amortization of Rights to use natural resources from the straight-line method to the units of production method. This change has been accounted for as change in accounting estimate in accordance with IAS 8 - Accounting policies, Changes in Accounting Estimates and Errors. The Company believes that

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

the change will best reflect the pattern of consumption of the future economic benefits embodied in its rights to use natural resources.

In applying the units of production method, the Company’s makes certain judgments and estimates, including the base for computing unit of production amortization, the estimated life of mine and mining production.

The Company selected the physical units model to compute amortization expenses under the units of production method. This model consists of amortization being calculated based on actual ore produced during the period compared to the total ore expected to be produced over the life of mine.

The life of mine and mining production are estimated based on a technical evaluation, which includes accepted geological, geophysics, engineering, environmental, legal and economic estimates, which when evaluated in aggregate can have relevant impact in the economic viability of the mineral reserves. The Company uses various assumptions with respect to expected future conditions, such as ore prices, inflation rate, exchange rates, technology improvements, production costs, among others. When determining the estimated mining production, the Company included certain inferred resources for its Peruvian operations, where proven and probable reserves alone do not provide a realistic indication of the useful life of mine (and related assets). The Company classifies measured, indicated and inferred resources based on the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (or CIM) Definition Standards for Mineral Resources and Mineral Reserves (or the 2014 CIM Definition Standards).

The effect of this change in estimates was not material for the three-month and six-month periods ended June 30, 2018.

The criteria to determine the mineral reserves and resources as basis of amortization under the unit of production method has not changed.

5                               Financial risk management

The Company’s activities expose it to a variety of financial risks such as market risk (including currency risk, interest rate risk and commodity risk), credit risk and liquidity risk.

There have been no significant changes in the Company´s risk management policies and organization since December 31, 2017.

(a)                      Capital management

One of the key indicators through which the Company manages its capital is the gearing ratio, calculated as net debt divided by Adjusted EBITDA.

Net debt is defined as (i) loans and financing, less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments.

The Adjusted EBITDA is defined as (i) net income (loss) for the period, plus (ii) share in the results of associates, plus (iii) depreciation, amortization and depletion, plus/less (iv) net financial results, plus/less (v) income tax, less (vi) gain (loss) on sale of investment, plus (vii) impairment of other assets, plus/less (viii) (reversal) impairment of property, plant and equipment. In addition, management may exclude non-cash and non-recurring items considered exceptional from the measurement of Adjusted EBITDA.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

Net debt and Adjusted EBITDA measures should not be considered separately or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, management’s calculation of Adjusted EBITDA may be different from the calculation used by other companies, including competitors in the mining and smelting industry, so these measures may not be comparable to those of other companies.

The gearing ratio is as follows:

	Twelve month period ended	Twelve month period ended
	June 30, 2018	December 31, 2017
Loans and financing	1,420,630	1,447,299
Cash and cash equivalents	(1,033,135)	(1,019,037)
Derivative financial instruments	(6,892)	3,260
Financial investments	(119,799)	(206,547)
Net debt (A)	260,804	224,975

	Twelve-month period ended	Twelve-month period ended	Six-month period ended	Six-month period ended
	June 30, 2018	December 31, 2017	June 30, 2018	June 30, 2017
Net income for the period	132,393	165,265	27,427	60,299
Income tax	85,982	106,194	7,107	27,319
Income before taxes	218,375	271,459	34,534	87,618
Results of investees	(70)	(60)	—	10
Depreciation, amortization and depletion	273,863	270,454	138,599	135,190
Net financial results	245,656	130,181	181,385	65,910
EBITDA	737,824	672,034	354,518	288,728

Extraordinary items
Gains on sales of investments	46	(4,588)	(348)	(4,982)
Impairment of other assets	73	73	—	—
Adjusted EBITDA (B)	737,943	667,519	354,170	283,746
Gearing ratio (A/B)	0.35	0.34

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

(b)                       Derivative financial instruments

The table below summarizes the derivative financial instruments and the underlying hedged items:

				Average
	Notional			term	Fair value		Fair value by maturity		Realized gain (loss)
Programs	June 30, 2018	December 31, 2017	As per unit	(days)	June 30, 2018	December 31, 2017	2018	2019	June 30, 2018
Operational hedge
Hedging instrument for sales of zinc at a fixed price
Zinc forward	5,589	89,923	ton	68	(929)	(2,716)	(811)	(118)	365
					(929)	(2,716)	(811)	(118)	365
Hedging instruments for mismatches of quotation periods
Zinc forward	154,223	240,747	ton	18	9,272	(4,304)	9,272	—	(3,748)
Silver forward	—	238	k oz	—	—	196	—	—	71
					9,272	(4,108)	9,272	—	(3,677)
Hedging instrument for interest rates in US Dollar
LIBOR floating rate vs. CDI Brazilian Floating rate swap	—	31,393	USD	—	—	646	—	—	(290)
					—	646	—	—	(290)

					8,343	(6,178)	8,461	(118)	(3,602)

Hedge accounting
Hedging instruments for mismatches of quotation periods - Cash flow
Zinc forward	16,780	58,800	ton	56	(1,966)	2,986	(1,966)	—	1,034
Silver forward	—	265	k oz	—	—	(68)	—	—	284
					(1,966)	2,918	(1,966)	—	1,318
Hedging instruments for mismatches of quotation periods - Fair value
Zinc forward	55,327	—	ton	42	515	—	515	—	2,455
					515	—	515	—	2,455

					(1,451)	2,918	(1,451)		3,773

Total					6,892	(3,260)	7,010	(118)	171

Current assets					17,061	7,483
Non-current assets					—	4,294
Current liabilities					(10,169)	(12,588)
Non-current liabilities					—	(2,449)
					6,892	(3,260)

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

(c)                        Sensitivity analysis

A sensitivity analysis is presented below of the main risk factors that affect the pricing of the outstanding financial instruments related to cash and cash equivalents, financial investments, loans and financing, and derivative financial instruments. The main sensitivities are the exposure to the fluctuations of the US Dollar, Peruvian soles and the Euro exchange rate, the London Interbank Offered Rate (LIBOR) and Interbank Deposit Certificate (CDI) interest rates, and commodity prices. The scenarios for these factors are prepared using market sources and other relevant sources, in compliance with the Company’s policies.

The scenarios at June 30, 2018 are described below:

• Scenario I: considers a change in the market forward yield curves and quotations as of June 30, 2018, according to the base scenario defined by the Company for September 30, 2018.

• Scenario II: considers a change of + or -25% in the market forward yield curves and quotations as of June 30, 2018.

• Scenario III: considers a change of + or -50% in the market forward yield curves and quotations as of June 30, 2018.

	Cash and cash		Notional of		Impacts on profit (loss)							Impacts on comprehensive income
	equivalents		derivative		Scenario I			Scenarios II e III				Scenario I	Scenarios II e III
	and financial	Loans and	financial		Changes		Results of					Results of
Risk factor	investments	financing	instruments	Unit	from 2018		scenario I	-25%	-50%	+25%	+50%	scenario I	-25%	-50%	+25%	+50%

Exchange variation rate
BRL	120,825	108,586	—	—	6.37%		—	—	—	—	—	202	2,851	4,967	1,158	735
EUR	848	—	—	—	1.46%		3	(55)	(110)	55	110	—	—	—	—	—
PEN	21,640	—	—	—	-0.23%		(13)	(1,403)	(2,806)	1,403	2,806	—	—	—	—	—

Interest rates
BRL - CDI	119,014	34,826	—	—	0	bps	—	63	126	(63)	(126)	—	—	—	—	—
USD - LIBOR	—	—	683,697	USD	17	bps	(13)	30	59	(30)	(59)	2	(6)	(13)	6	12

Price - commodities
Zinc	—	—	231,919	ton	9.91%		(3,796)	53,799	107,597	(53,799)	(107,597)	41	(582)	(1,164)	582	1,164

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

6                                                      Financial instruments by category

	June 30, 2018
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Cash and cash equivalents		—	1,033,135	—	1,033,135
Financial investments	7	—	119,799	—	119,799
Derivative financial instruments	5(b)	—	14,801	2,260	17,061
Trade accounts receivable (i)	8	130,602	79,725	—	210,327
Related parties	9	740	—	—	740
		131,342	1,247,460	2,260	1,381,062

	June 30, 2018
Liabilities per balance sheet	Note	Fair value through profit or loss	Fair value through other comprehensive income	Financial liabilities at amortized cost	Total
Loans and financing	12	—	—	1,420,630	1,420,630
Derivative financial instruments	5(b)	7,120	3,049	—	10,169
Trade payables		—	—	327,611	327,611
Confirming payable		—	—	115,625	115,625
Use of public assets		—	—	21,670	21,670
Related parties	9	—	—	89,093	89,093
		7,120	3,049	1,974,629	1,984,798

	December 31, 2017
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Cash and cash equivalents		—	1,019,037	—	1,019,037
Financial investments	7	—	206,547	—	206,547
Derivative financial instruments	5(b)	—	8,811	2,966	11,777
Trade accounts receivable (i)		120,020	62,693	—	182,713
Related parties	9	738	—	—	738
		120,758	1,297,088	2,966	1,420,812

	December 31, 2017
Liabilities per balance sheet	Note	Fair value through profit or loss	Fair value through other comprehensive income	Financial liabilities at amortized cost	Total
Loans and financing	12	—	—	1,447,299	1,447,299
Derivative financial instruments	5(b)	12,842	2,195	—	15,037
Trade payables		—	—	329,814	329,814
Confirming payable		—	—	111,024	111,024
Use of public assets		—	—	24,309	24,309
Related parties	9	—	—	89,924	89,924
		12,842	2,195	2,002,370	2,017,407

(i)                           The Company has trade accounts receivable held in two different business models, as follows:

Held to collect and sell

This refers to the Company’s trade accounts receivable portfolio that is included in a corporate factoring program. For trade accounts receivable from clients included in this group of assets, the Company frequently sells the financial assets to third parts as part of its financial risk management strategy.

Held to collect

This refers to the remaining trade accounts receivable portfolio that is not included in the factoring program and where the Company expects to collect cash flows from the financial assets.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

7                               Financial investments

	June 30, 2018	December 31, 2017
Held for trading
Investment fund quotas (i)	63,837	138,945
Bank Deposit Certificate	36,953	42,067
Repurchase agreements	13,301	18,289
Credit Rights Investment Funds	4,443	5,053
Financial Treasury Bills	479	1,123
Other	786	1,070
	119,799	206,547
Current	119,453	206,155
Non-current	346	392
	119,799	206,547

(i)                           Decrease in financial investments is mainly related to sale of investment fund quotas. Proceeds were mainly used repay certain loans and financing. See note 14 (d).

8                               Trade accounts receivable

	Note	June 30, 2018	December 31, 2017
Trade receivables		210,927	181,084
Related parties	9	2,461	3,775
Impairment of trade accounts receivable		(3,061)	(2,146)
		210,327	182,713

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

9                               Related parties

The following table summarizes related party balances outstanding at:

	Trade accounts receivable		Non-current assets		Trade payables		Dividends payable		Current and non-current liabilities
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Parent
Votorantim S.A.	—	8	3	3	216	336	—	—	87,686	87,686

Related parties
Companhia Brasileira de Alumínio	1,556	1,843		—	16	5,246	—	—	11	13
Votorantim Cimentos S.A.	685	1,696	737	735	17	47	—	—	—	—
Other	220	228	—	—	1,044	1,414	1,345	655	1,396	2,225
Non-controlling interests	—	—	—	—	—	—	5,368	3,483	—	—
	2,461	3,775	740	738	1,293	7,043	6,713	4,138	89,093	89,924

Current	2,461	3,775	—	—	1,293	7,043	6,713	4,138	87,686	87,686
Non-current	—	—	740	738	—	—	—	—	1,407	2,238
	2,461	3,775	740	738	1,293	7,043	6,713	4,138	89,093	89,924

The following table summarizes related party transactions for the three and six-month period ended:

	Goods purchased from NEXA				Goods acquired by NEXA				Financial results
	Three-month period ended		Six-month period ended		Three-month period ended		Six-month period ended		Three-month period ended		Six-month period ended
	June 30, 2018	(Restated) June 30, 2017	June 30, 2018	(Restated) June 30, 2017	June 30, 2018	(Restated) June 30, 2017	June 30, 2018	(Restated) June 30, 2017	June 30, 2018	(Restated) June 30, 2017	June 30, 2018	(Restated) June 30, 2017
Related parties
Companhia Brasileira de Alumínio	2,123	—	4,444	—	469	12,135	906	24,682	—	—	—	1,012
Votener - Votorantim Comercializadora de Energia Ltda.	—	1,219	—	1,219	1,372	3,539	3,941	4,451	—	—	—	—
Votorantim Cimentos S.A.	20	22	25	41	95	76	223	145	—	—	—	—
Other	506	—	1,070	—	368	153	559	448	—	—	—	—
	2,649	1,241	5,539	1,260	2,304	15,903	5,629	29,726	—	—	—	1,012

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

10                        Property, plant and equipment

	June 30, 2018										June 30, 2017
	Land and improvements	Dam and Buldings	Machinery, equipment and facilities	Vehicles	Furniture and fixtures	Construction in progress	Asset retirement obligation (ARO)	Mining projects	Other	Total	Total
Balance at January 1
Cost	24,490	1,030,686	2,422,254	21,135	6,743	235,501	178,662	243,938	7,177	4,170,586	4,130,590
Accumulated depreciation	(275)	(453,140)	(1,504,433)	(18,079)	(4,492)	—	(101,527)	(85,455)	(6,671)	(2,174,072)	(2,152,128)
Net balance at January 1	24,215	577,546	917,821	3,056	2,251	235,501	77,135	158,483	506	1,996,514	1,978,462

Additions (i)	—	—	171	42	4	91,245	—	—	—	91,462	85,463
Disposals	(638)	(3,195)	(5,868)	(20)	(11)	—	—	—	—	(9,732)	(3,427)
Depreciation	(10)	(23,182)	(67,144)	(667)	(251)	—	(2,400)	(1,200)	(23)	(94,877)	(97,682)
Foreign exchange losses	(2,098)	(40,163)	(55,869)	(313)	(62)	(28,528)	(8,675)	—	(69)	(135,777)	(13,967)
Transfers	—	10,722	18,937	202	9	(33,007)	—	—	—	(3,137)	—
Payment in lieu	—	—	—	—	—	—	—	—	—	—	2,848
Remeasurement of asset retirement obligation (ii)	—	—	—	—	—	—	8,669	—	—	8,669	27,066
Balance at June 30	21,469	521,728	808,048	2,300	1,940	265,211	74,729	157,283	414	1,853,122	1,978,763

Cost	21,714	958,976	2,295,509	18,049	6,180	265,211	164,231	243,414	6,158	3,979,442	4,203,768
Accumulated depreciation	(245)	(437,248)	(1,487,461)	(15,749)	(4,240)	—	(89,502)	(86,131)	(5,744)	(2,126,320)	(2,225,005)
Net balance at June 30	21,469	521,728	808,048	2,300	1,940	265,211	74,729	157,283	414	1,853,122	1,978,763

Average annual depreciation rates - %	—	4	12	20	10	—	7	8	—	—	—

(i)                           Additions include capitalized borrowing costs in the amount of US$ 5,036 in the six-month period ended June 30, 2018 (June 30, 2017 - US$ 4,688).

(ii)                        Related to updates in certain key assumptions used to measure asset retirement obligation in NEXA Peru.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

11                        Intangible assets

(a)                      Accounting policy

(i)                         Goodwill

For the purpose of impairment testing, the recoverable amount goodwill is allocated to a CGU that is the lowest level within the Group at which goodwill is monitored. If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. The difference between the carrying amount and recoverable amount is recognized as an impairment loss in the statement of income.

(ii)                     Rights over natural resources

Costs for the acquisition of rights to explore and develop mineral properties are capitalized and amortized using the units of production method based on the physical of ore produced over their useful lives. Useful lives consider the period of extraction for both mineral reserves and mineral resources, which includes a portion of the Company’s inferred resources in the Company’s mining operations in Peru. These mining operations represent over 98% of the Company’s total rights to use natural resources.

Management considers that in the case of the rights to use natural resources, which relate almost exclusively to mining operations in Peru, the use of only proven and probable reserves does not provide a realistic indication of the useful life of the mine. In this case, management is confident based on testing, continuity of the ore bodies, and conversion experience that further inferred resources will be converted into measured and indicated resources, and if they are economically recoverable, that such inferred resources can also be classified as proven and probable reserves.

Additional confidence in the existence, commercial viability and economic recovery of such resources may be based on historical experience and available geological information, such as geological information obtained from other operations that are adjoining the Company’s as well as where the Company mines continuations of these other operations’ orebodies. This is in addition to the drilling results obtained by the Company and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and interpolations to be performed with a reasonable degree of accuracy. In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence based on the specific circumstances, such additional resources, which may also include certain, but not all, of the inferred resources, are included in the calculation of amortization.

Thus, although there is less assurance that inferred mineral resources will eventually be realized as compared to proven and probable reserves, a portion of inferred resources is considered to be economically valuable based on our historical experience and is considered in the useful life of the mine for accounting purposes, as there has been a continuous conversion of the inferred resources into measured and indicated, and then to mineral reserves. Subsequent changes to the inferred resources or to the annual conversion rate are reflected prospectively into the units of production calculation and treated as a change in accounting estimate in accordance with IAS 8 - Accounting policies, Changes in Accounting Estimates and Errors, once the Company determines that these changes reflect new patterns of consumption of the mineral inventories based on mining plans.

The annual conversion rate from inferred mineral resources into measured and indicated mineral resources for the Company’s mining operations in Peru was approximately 100% in 2016 and 100% in 2017. The Company included approximately 70% of the Company’s inferred resources in Peru when calculating the expected life of mine for purposes of the period of amortization.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

(iii)                 Stripping costs

In mining operations related to the metal business, it is necessary to remove overburden and other waste to gain access to mineral ore deposits. The process of mining overburden and waste materials is referred to as stripping. During the development of a mine, before production commences, when the stripping activity asset improves access to the ore body, the component of the ore body for which access has been improved can be identified and the costs can be measured reliably. The stripping activity asset is capitalized as part of the investment in the construction of the mine, accounted for as part of intangible assets, and subsequently amortized over the life of the mine using the units of production method based on physical ore produced. Subsequent changes to the inferred reserves or to the annual conversion rate are reflected prospectively into the units of production calculation and treated as a change in accounting estimate, once the Company determines that these changes reflect new patterns of consumption of the mineral reserves.

Stripping costs incurred during the production phase of operations are treated as a production cost that forms part of the cost of inventory.

(iv)                  Costs of exploration

The Company capitalizes the costs of exploration when the existence of proven and probable reserves is determined. These costs are amortized using the estimated useful lives of the mining property from the time when commercial exploitation of the reserves begins.

When Management determines that no future economic benefits are expected from the mining property, the accumulated exploration costs are charged to “Other operating expenses, net”.

(v)                      Mineral studies and research expenditures

Mineral studies and research expenditures are considered operating expenses until such time as the economic feasibility of the commercial exploitation of a certain mine is proven. Once feasibility is proven, the expenditure incurred is capitalized within mine development costs in “construction in progress — property, plant and equipment”.

When the mine is operational, the cumulative costs capitalized in relation to exploitation rights are reclassified from “constructions in progress” to “mining projects” and subsequently amortized over the life of the mine using the units of production based on the physical units of ore produced and included in the cost of the product. Subsequent changes to the inferred reserves or to the annual conversion rate are reflected prospectively into the units of production calculation and treated as a change in accounting estimate, once the Company determines that these changes reflect new patterns of consumption of the mineral exploration. The capitalized construction costs relating to the plant are reclassified to “equipment and facilities”.

(vi)                  Use of public assets

This represents the amounts established in the concession contracts regarding the rights to hydroelectric power generation (onerous concession) under use of public assets (“UBP”) agreements.

The accounting entries are made considering the time when the installation permit is released, regardless of the disbursement schedule established in the contract. The initial recording of this liability (obligation) and intangible asset (concession rights) corresponds to the amounts of future obligations brought to present value (present value of the cash flow of future payments).

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

The amortization of the intangible asset is calculated on a straight-line basis over the remaining period of the concession. The financial liability is restated at the index established and the adjustment to present value due to the passage of time, reduced by the payments made.

(vii)              Computer software

Computer software licenses acquired are recorded as intangible assets based on the costs incurred to acquire and bring the specific software to use. These costs are amortized over the estimated useful life of the software (three to five years).

Costs associated with maintaining computer software programs are recognized as an expense as incurred.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

(b)       Analysis

	June 30, 2018						June 30, 2017
	Goodwill	Rights to use natural resources	Software	Use of public assets	Other	Total	Total
Balance at January 1
Cost	673,287	1,672,931	21,823	11,410	28,851	2,408,302	2,403,767
Accumulated amortization and depletion	—	(543,927)	(16,366)	(4,478)	(20,812)	(585,583)	(500,615)
Net balance at January 1	673,287	1,129,004	5,457	6,932	8,039	1,822,719	1,903,152

Additions	—	—	—	—	—	—	189
Disposals	—	(32)	—	—	—	(32)	(36)
Amortization and depletion	—	(42,808)	(721)	(184)	(9)	(43,722)	(37,508)
Payment in lieu	—	—	—	—	—	—	705
Transfers	—	1,465	1,672	—	—	3,137	—
Foreign exchange losses	(8,793)	(3,509)	(247)	(964)	(1,121)	(14,634)	(1,593)
Balance at June 30	664,494	1,084,120	6,161	5,784	6,909	1,767,468	1,864,909

Cost	664,494	1,669,749	21,679	9,789	24,787	2,390,498	2,413,646
Accumulated amortization and depletion	—	(585,629)	(15,518)	(4,005)	(17,878)	(623,030)	(548,737)
Net balance at June 30	664,494	1,084,120	6,161	5,784	6,909	1,767,468	1,864,909

Average annual amortization and depletion rates %	—	6	19	3	—	—	—

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

12                        Loans and financing

(a)                       Composition and maturity profile

		Current		Non-current		Total		Fair value
Type	Average annual charges	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
Eurobonds - USD	5.13% fixed USD	8,754	8,778	1,033,247	1,032,664	1,042,001	1,041,442	1,018,607	1,120,901
Debt with banks	LIBOR USD + 1.27%	637	435	196,228	199,179	196,865	199,614	210,894	214,293
BNDES	4.90% fixed BRL / TJLP + 2.66% / SELIC + 2.74%/ UMBNDES + 2.43%	20,230	19,795	55,714	73,653	75,944	93,448	68,705	85,969
Debentures	107.50% CDI	7,619	8,885	27,812	32,403	35,431	41,288	35,058	41,405
Export credit note		—	1,102	—	61,622	—	62,724	—	64,058
FINEP	TJLP + 0.07%	8,666	677	56,483	2,062	65,149	2,739	68,201	2,640
FINAME	4.54% fixed BRL	339	398	1,019	1,383	1,358	1,781	1,206	1,604
Other	5.93% fixed USD	795	771	3,087	3,492	3,882	4,263	3,882	4,262
		47,040	40,841	1,373,590	1,406,458	1,420,630	1,447,299	1,406,553	1,535,132

Current portion of long term loans and financing (principal)		35,433	28,019
Interest on loans and financing		11,607	12,822
		47,040	40,841

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

The maturity profile of loans and financing at June 30, 2018 was as follows:

	Principal amount
	2018	2019	2020	2021	2022	2023	2024	As from 2025	Total
Eurobonds - USD	—	—	—	—	—	343,000	—	700,000	1,043,000
Debt with banks	—	—	—	80,000	80,000	40,000	—	—	200,000
BNDES	9,401	21,847	15,089	11,307	8,052	4,408	2,687	3,724	76,515
Debentures	6,965	6,965	6,965	6,965	6,966	—	—	—	34,826
FINEP	4,360	8,720	8,720	8,720	7,888	7,813	7,813	11,719	65,753
FINAME	169	336	321	271	198	60	1	—	1,356
Other	392	818	866	918	888	—	—	—	3,882
	21,287	38,686	31,961	108,181	103,992	395,281	10,501	715,443	1,425,332

	Interest accrual and cost
	2018	2019	2020	2021	2022	2023	2024	As from 2025	Total
Eurobonds - USD	9,336	(1,177)	(1,227)	(1,280)	(1,337)	(1,172)	(1,160)	(2,982)	(999)
Debt with banks	336	(770)	(772)	(804)	(761)	(364)	—	—	(3,135)
BNDES	165	(211)	(168)	(147)	(91)	(50)	(30)	(39)	(571)
Debentures	667	(26)	(22)	(8)	(6)	—	—	—	605
FINEP	(14)	(81)	(81)	(81)	(77)	(77)	(77)	(116)	(604)
FINAME	2	—	—	—	—	—	—	—	2
Other	—	—	—	—	—	—	—	—	—
	10,492	(2,265)	(2,270)	(2,320)	(2,272)	(1,663)	(1,267)	(3,137)	(4,702)

	Total
	2018	2019	2020	2021	2022	2023	2024	As from 2025	Total
Eurobonds - USD	9,336	(1,177)	(1,227)	(1,280)	(1,337)	341,828	(1,160)	697,018	1,042,001
Debt with banks	336	(770)	(772)	79,196	79,239	39,636	—	—	196,865
BNDES	9,566	21,636	14,921	11,160	7,961	4,358	2,657	3,685	75,944
Debentures	7,632	6,939	6,943	6,957	6,960	—	—	—	35,431
FINEP	4,346	8,639	8,639	8,639	7,811	7,736	7,736	11,603	65,149
FINAME	171	336	321	271	198	60	1	—	1,358
Other	392	818	866	918	888	—	—	—	3,882
	31,779	36,421	29,691	105,861	101,720	393,618	9,234	712,306	1,420,630
	2%	3%	2%	7%	7%	28%	1%	50%	100%

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

BNDES                                                      — Brazilian National Bank for Economic and Social Development

BRL                                                                      — Brazilian Reais

FINAME                                              — Government Agency for Machinery and Equipment Financing

TJLP                                                                    — Long Term Interest Rate set by the Brazilian National Monetary Council, the TJLP is the basic cost of financing of the BNDES

UMBNDES                                 — Monetary unit of the BNDES, reflecting the weighted basket of currencies of foreign currency debt obligations. At June 30, 2018, the basket was 99% comprised of US Dollars.

SELIC                                                           — Brazilian System for Clearance and Custody

CDI                                                                         — Interbank Deposit Certificate

FINEP                                                            — Funding Authority for Studies and Projects

(b)                       Changes

	June 30, 2018	June 30, 2017
Balance at the beginning of the period	1,447,299	1,149,377
Payments	(302,212)	(505,806)
New loans and financing	276,495	757,521
Foreign exchange gains (losses)	2,238	(1,440)
Gain on debt modification	(3,428)	—
Interest accrual	37,115	28,108
Interest paid	(36,877)	(20,957)
Balance at the end of the period	1,420,630	1,406,803

(c)                        Guarantees and covenants

At June 30, 2018, the Company and its controlling shareholder were in compliance with all applicable covenants and no covenants clauses have changed since December 31, 2017.

(d)                       Repayment of debt

On March 9, 2018, the Company repaid certain Export Credit Notes in the principal amount of US$ 31,393, with a cost of three-month LIBOR + 1.85% p.a. and maturity in April 2020. The accompanying foreign exchange and interest rate swap that aimed to exchange the interest index and currency of debt service repayments of this note was also liquidated in advance, generating a gain of US$ 91 recognized in other financial income.

On March 9, 2018, the Company repaid its Export Credit Note in full with principal amount of US$ 30,807, maturity in April 2020 and a cost of 118% of the CDI rate. The amount paid was US$ 30,891 and includes principal plus accrued and unpaid interest.

On May 25, 2018, the Company prepaid a term loan with principal amount of US$100,000, maturity of November 2021 and cost of three-month Libor plus 2.55% p.a. The amount paid was US$ 101,083, corresponding to the principal plus accrued and unpaid interest.

(e)                        Renegotiation of debt with banks (term loans)

On May 22, 2018, the Company renegotiated a term loan with principal in the amount of US$ 100,000, maturity of November 2021 and cost of six-month Libor plus 2.50% p.a. The renegotiated debt with the same counter party has a maturity of May 2023 and a cost of six-month Libor plus 1.27% p.a. This transaction has been accounted for as debt modification and a gain of US$ 3,150 has been recognized in finance income.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

(f)                         New loans

On May 22, 2018, the Company entered into a term loan agreement with principal in the amount of US$ 100,000, maturity of May 2023 and cost of six-month Libor plus 1.27% p.a. Proceeds from this transaction were used to prepay a term loan with interest rate of three-month Libor plus 2.55% p.a.

On June 27, 2018, the Company entered into a new facility agreement in the total amount of US$ 62,500 to finance the purchase of machinery and equipment. The maturity is 2027 and the effective interest rate of 5.29% per year.

13                        Income tax

(a)                       Reconciliation of taxes on income expenses

The Company calculates income tax expense using the income tax rate that would be applicable to the expected total annual taxable earnings. The major components of income tax expenses are:

	Three-month period ended		Six-month period ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Income (loss) before income tax	(58,053)	8,420	34,534	87,618
Standard rate (i)	26.01%	27.08%	26.01%	27.08%

Income tax at standard rates	15,100	(2,280)	(8,982)	(23,727)
Share in the results of associates	—	—	—	(3)
Difference in tax rate for subsidiaries outside Luxembourg	15,621	4,902	15,839	7,584
Difference in tax rate of mining taxes	(5,359)	(4,952)	(10,453)	(8,589)
Other permanent differences	(2,632)	(1,018)	(3,511)	(2,584)
Income tax	22,730	(3,348)	(7,107)	(27,319)

Current	(16,825)	(28,882)	(52,123)	(39,539)
Deferred	39,555	25,534	45,016	12,220
Income tax on the statement of income	22,730	(3,348)	(7,107)	(27,319)

(i)                           On December 14, 2016, the Luxembourg government approved bill of law 7020, under the 2017 tax reform bill. Among other changes included in the 2017 tax reform bill, the main change was the decrease of the income tax rate to 27.08% in 2017 and to 26.01% from 2018 onwards.

Income tax on items presented in the statement of comprehensive income are US$ 128 and US$ (2,643) for the six-month periods ended June 30, 2018 and 2017, respectively (three-month periods ended June 30, 2018: US$ (143); June 30, 2017: US$ (2,896)).

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

(b)                       Composition of deferred tax balances

	June 30, 2018	December 31, 2017
Tax credits on income tax losses	106,330	104,100
Tax credits on deductible temporary differences
Foreign exchange losses	82,688	79,430
Environmental liabilities	25,008	28,504
Asset retirement obligation	19,337	23,990
Tax, civil and labor provisions	10,283	15,666
Other provisions	9,130	12,481
Provision for inventory losses	5,558	4,395
Provision for profit sharing	3,590	6,521
Use of public assets	3,446	4,093
Provision for impairment of trade receivables	1,397	1,110
Other	5,499	5,028

Tax debits on taxable temporary differences
Adjustment to present value	(1,090)	(1,253)
Capitalized interest	(10,403)	(10,624)
Accelerated depreciation and adjustment of useful lives	(11,144)	(28,371)
Fair value adjustments to PP&E and Intangible assets related to business combination	(331,368)	(344,531)
Other	(314)	(957)
	(82,053)	(100,418)

Net deferred tax assets related to the same legal entity	229,715	224,513
Net deferred tax liabilities related to the same legal entity	(311,768)	(324,931)
	(82,053)	(100,418)

14                       Provisions

	June 30, 2018							June 30, 2017
			Judicial provision
	Asset Retirement Obligation	Environmental Obligation	Tax	Labor	Civil	Environmental	Total	Total
Balance at the beginning of the period	199,445	83,834	18,575	16,421	18,320	4,566	341,161	296,879
Present value adjustment	4,825	3,164	—	—	—	—	7,989	4,445
Additions	—	—	996	7,089	3,748	1,464	13,297	27,500
Reversals	(13,009)	—	(2,704)	(7,973)	(65)	(795)	(24,546)	(25,840)
Judicial deposits, net of write-off	—	—	228	(345)	(50)	—	(167)	3,670
Write-off (i)	(684)	(1,291)	(426)	(1,367)	(20,593)	(152)	(24,513)	(8,737)
Interest and indexation	—	—	410	768	58	141	1,377	4,337
Exchange variation losses	(14,275)	(12,156)	(1,501)	(2,066)	(205)	(291)	(30,494)	(4,359)
Companies excluded from the consolidation	—	—	—	—	—	—	—	(1,022)
Remeasurement of asset retirement obligation	7,932	—	—	—	—	—	7,932	27,066
Balance at the end of the period	184,234	73,551	15,578	12,527	1,213	4,933	292,036	323,939
Current	—	17,793	—	—	—	—	17,793	—
Non-current	184,234	55,758	15,578	12,527	1,213	4,933	274,243	323,939
	184,234	73,551	15,578	12,527	1,213	4,933	292,036	323,939

(i)                           In April 2018, the Company have settled a dispute with one of its energy supplier in Peru and fully paid the amount of US$ 20,049.

(a)                       Litigation with likelihood of loss considered possible

The Company is party of certain litigation involving a risk of possible loss, for which no liability has been recognized. The updates on existent litigations and new litigations during the period are described below.

(i)                          Requirement of value-added tax on sales and services (ICMS)

In June 2018, the Company was assessed by the tax authority of the State of Minas Gerais, Brazil (the Secretary of Finance of the State of Minas Gerais) concerning the ICMS tax rate of 4% applied on certain interstate sales of manufactured goods with imported content of more than 40%, related to transactions in 2013, 2014 and 2016. The tax assessment notice, including interest and penalties, is in the amount of US$ 5,967 at June 30, 2018. The Company is currently appealing at the administrative level, where an escrow deposit is not required.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

(ii)                      Tax assessment — Brazilian income tax

In April 2018, the Company was assessed by the Brazilian Internal Revenue Service concerning the amount of foreign exchange losses deducted from the income tax calculation in 2015. The tax assessment notice, including interest and penalties, is in the amount of US$ 9,967 at June 30, 2018. The Company is currently appealing at the administrative level, where an escrow deposit is not required.

(iii)                  Value - added tax on energy sales

As part of its operating strategy, the Company sells its excess of energy production in the Brazilian energy open market. In July 2018, after the reporting period but before the issuance of this condensed consolidated interim financial statements, the Company was assessed by the tax authority of the State of Minas Gerais, Brazil concerning the value-added tax rate on certain energy sales. The tax assessment notice, including interest and penalties, is in the amount of US$ 8,543 at June 30, 2018. The Company is currently appealing at the administrative level, where an escrow deposit is not required.

15                       Revenues

	Three-month period ended		Six-month period ended
	June 30, 2018	(Revised) June 30, 2017	June 30, 2018	(Revised) June 30, 2017
Gross revenue	701,200	619,762	1,447,618	1,225,837
Revenues of products	682,986	602,898	1,412,987	1,191,589
Revenues of services	18,214	16,864	34,631	34,248
Taxes on sales and returns	(64,683)	(48,381)	(134,913)	(105,137)
Revenues	636,517	571,381	1,312,705	1,120,700

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

16                                 Expenses by nature

	Three-month period ended					Six-month period ended
	June 30, 2018				(Revised) June 30, 2017	June 30, 2018				(Revised) June 30, 2017
	Cost of sales	Selling, general and administrative	Mineral exploration and project development	Total	Total	Cost of sales	Selling, general and administrative	Mineral exploration and project development	Total	Total
Raw materials and consumables used	289,442	86	—	289,528	271,752	610,530	1,028	—	611,558	536,689
Employee benefit expenses	44,060	18,595	2,888	65,543	69,463	87,862	46,770	5,725	140,357	140,124
Depreciation, amortization and depletion	67,544	1,061	5	68,610	66,252	136,412	2,178	9	138,599	135,190
Services, miscellaneous	35,079	9,101	17,851	62,031	51,163	60,306	15,782	29,379	105,467	81,223
Other expenses	38,194	15,003	6,770	59,967	26,277	64,166	21,402	11,680	97,248	51,675
	474,319	43,846	27,514	545,679	484,907	959,276	87,160	46,793	1,093,229	944,901

17                                 Mineral exploration and project development

	Three-month period ended		Six-month period ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Mineral exploration (i)	20,684	18,275	36,564	25,700
Project development (Fel 1 & Fel 2 - Front end Loading) (ii)	6,830	3,545	10,229	6,462
	27,514	21,820	46,793	32,162

(i)      This refers to costs of mineral exploration with greenfield and brownfield projects and includes the determination of the stage of mineral potential.

(ii)     This refers to costs with scoping and pre-feasibility studies on areas where a determination has been made that economically recoverable mineral resources exist. It also includes research and development projects for the mining and smelter segments.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

18                      Other operating expenses, net

	Three-month period ended		Six-month period ended
	June 30, 2018	(Revised) June 30, 2017	June 30, 2018	(Revised) June 30, 2017
Environmental and asset retirement obligations	13,009	(11,401)	13,009	(11,401)
Judicial provisions	355	(3,066)	(3,883)	(4,960)
Mining obligations	(4,681)	(612)	(6,430)	(2,227)
Loss on sale of property, plant & equipment and intangibles assets	(9,385)	(564)	(8,727)	(712)
Corporate projects	(3,375)	(1,802)	(4,994)	(2,278)
Net operating hedge gain (loss)	7,178	(982)	7,517	(5,724)
Gain on sale of investments	—	4,982	348	4,982
Other income and expenses, net	394	5,396	(397)	59
	3,495	(8,049)	(3,557)	(22,261)

19                      Net financial results

	Three-month period ended		Six-month period ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Financial income
Fair value gain on financial investments	6,029	7,701	12,139	11,970
Gain on debt modification	3,428	—	3,428	—
Reversal of monetary adjustments of provisions	—	—	1,692	—
Interest on loans with related parties (note 9)	—	—	—	1,012
Monetary adjustment of assets	385	417	806	1,227
Interest on financial assets	65	350	221	2,553
Other financial income	655	2,177	1,034	4,112
	10,562	10,645	19,320	20,874

Financial expenses
Interest on loans and financing	(18,044)	(15,423)	(37,115)	(28,108)
Interest on deferred revenue	(1,855)	(1,993)	(3,752)	(4,207)
Monetary adjustment of provisions	(1,338)	(1,932)	(2,448)	(3,771)
Charges on discounting of trade accounts receivable	(637)	(1,211)	(2,127)	(2,718)
Present value adjustment	(3,395)	(2,151)	(7,907)	(3,548)
Derivatives	—	—	(939)	—
Other financial expenses	(6,320)	(6,337)	(7,154)	(9,081)
	(31,589)	(29,047)	(61,442)	(51,433)
Foreign exchange losses, net (i)	(131,359)	(51,603)	(139,263)	(35,351)
Net financial results	(152,386)	(70,005)	(181,385)	(65,910)

(i)                         Foreign exchange losses, net is mainly related to certain U.S. dollar denominated intercompany debt of NEXA BR with NEXA Resources S.A. and Votorantim GmbH (“VGmbH”), a wholly-owned subsidiary of the Company.

Intercompany loans balances are fully eliminated in the consolidated financial statements, however foreign exchange gain or loss are not eliminated in the consolidated financial statements, and are presented as Foreign exchange loss, net. As of June 30, 2018, the outstanding intercompany balance is US$ 751,416 (December 31, 2017: US$ 1,112,689).

Consistent with the Company’s strategy of reducing its exposure to foreign exchange changes, the Company started a program to prepay up to US$ 600,000 of the outstanding original principal amount of the aforementioned intercompany loans through certain transactions. At June 30, 2018, the Company has prepaid the amount of US$ 360,000 of the related intercompany loans out of US$ 1,113,400 outstanding balance as of March 31, 2018.

20                      Earnings (loss) per share

	Three-month period ended		Six-month period ended
	June 30, 2018	(Restated) June 30, 2017	June 30, 2018	(Restated) June 30, 2017
Net income (loss) attributable to NEXA’s shareholders	(40,466)	(4,128)	14,647	44,972
Weighted average number of outstanding common shares (thousands)	133,320	112,821	133,320	112,821
Earnings (loss) per share in US dollars - basic and diluted	(0.30)	(0.04)	0.11	0.40

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

The Company has no dilutive effect, therefore, basic and diluted earnings (loss) per share are the same.

21                      Information by business segment and geographic area

Segment information is reported in accordance with IFRS 8 — ‘Operating Segments’, and the information presented to the Board of Directors (“Directors”) and CEO on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments, non-recurring effects, transfer pricing adjustments, and revenues or expenses not allocated to a specific segment.

For NEXA BR (Mining segment), results from operations reflect zinc concentrate production in the Vazante and Morro Agudo mines in Brazil that is transferred at cost to the Três Marias smelter. As a result, the margin for the zinc concentrate production from our Vazante and Morro Agudo mines is embedded in the Três Marias smelter financial results. In order to evaluate the performance of our Mining and Smelting segments, the Company prepares an internal calculation based on transfer-pricing adjustments, which is determined based on arm’s length principles and benchmarks.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

(a)                     Revenues and cost of sales by segment

	Three-month period ended June 30, 2018
	Mining	Smelting	Elimination	Adjustment (i)	Total
Revenues from external customers	117,121	520,227	—	(831)	636,517
Intersegment (sales or transfer)	184,209	—	(184,209)	—	—
Revenues	301,330	520,227	(184,209)	(831)	636,517

Cost of sales	(148,905)	(480,842)	184,209	(28,781)	(474,319)
Gross Profit	152,425	39,385	—	(29,612)	162,198

	(Revised) Three-month period ended June 30, 2017
	Mining	Smelting	Elimination	Adjustment (i)	Total
Revenues from external customers	126,552	443,202	—	1,627	571,381
Intersegment (sales or transfer)	147,535	—	(147,535)	—	—
Revenues	274,087	443,202	(147,535)	1,627	571,381

Cost of sales	(149,074)	(394,473)	147,535	(29,237)	(425,249)
Gross Profit	125,013	48,729	—	(27,610)	146,132

	Six-month period ended June 30, 2018
	Mining	Smelting	Elimination	Adjustment (i)	Total
Revenues from external customers	235,941	1,077,522	—	(758)	1,312,705
Intersegment (sales or transfer)	392,624	—	(392,624)	—	—
Revenues	628,565	1,077,522	(392,624)	(758)	1,312,705

Cost of sales	(294,273)	(996,225)	392,624	(61,402)	(959,276)
Gross Profit	334,292	81,297	—	(62,160)	353,429

	(Revised) Six-month period ended June 30, 2017
	Mining	Smelting	Elimination	Adjustment (i)	Total
Revenues from external customers	228,028	888,643	—	4,029	1,120,700
Intersegment (sales or transfer)	303,634	—	(303,634)	—	—
Revenues	531,662	888,643	(303,634)	4,029	1,120,700

Cost of sales	(295,572)	(785,487)	303,634	(59,363)	(836,788)
Gross Profit	236,090	103,156	—	(55,334)	283,912

(i)                         The “Adjustment” column represents the residual component of revenue and cost of sales that does not pertain to the Mining or Smelting segments, or, represents items that, because of their nature, are not being allocated to a specific segment, such as revenues from sales of concentrate in the Smelting segment, purchase price allocation and amortization of the fair value adjustments which were recognized upon the acquisition of NEXA PERU, employee compensations related to production performance results and fair value hedge from other operating expenses.

The mining segment recognized in the three-month period ended June 30, 2018 a total amount of US$ 79,980 (June 30, 2017: US$ 55,538) and in the six-month period ended June 30, 2018 a total amount of US$ 170,554 (June 30, 2017: US$ 116,292) related to transfer-pricing adjustment. For the three-month period ended June 30, 2018 the total amount recognized was US$ 104,229 (June 30, 2017: US$ 91,997) and in the six-month period ended June 30, 2018 the total amount of US$ 222,070 (June 30, 2017: US$ 187,342) related to intersegment elimination, totaled in the elimination column.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

The following table shows the composition of the revenue from external customer adjustments according to their nature:

	Three-month period ended		Six-month period ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Sales of concentrate from Smelting segment	—	1,869	—	4,456
Other	(831)	(242)	(758)	(427)
Total Adjustment on revenues from external customer	(831)	1,627	(758)	4,029

The following table shows the composition of the cost of products sold adjustments according to their nature:

	Three-month period ended		Six-month period ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Amortization of purchase price allocation of Milpo	(22,581)	(19,397)	(44,620)	(38,793)
Fair Value Hedge — mismatches of quotation period	1,002	(4,024)	(3,294)	(11,543)
Employee compensation - Production performance	(5,463)	(8,084)	(11,627)	(11,556)
Cost of concentrate sold by Smelting segment	—	(966)	—	(3,029)
Other	(1,739)	3,234	(1,861)	5,558
Total adjustment on cost of sales	(28,781)	(29,237)	(61,402)	(59,363)

(b)                     Adjusted EBITDA

The Directors and CEO evaluate the performance of the operating segments based on adjusted EBITDA. The presentation of adjusted EBITDA and its reconciliation to net income for the period are as follows:

	Three-month period ended		Six-month period ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Mining	116,342	110,077	276,912	211,027
Smelting	46,704	35,353	76,592	80,372
Segment Adjusted EBITDA	163,046	145,430	353,504	291,399

Extraordinary items:
Gains on sales of investments		4,982	348	4,982
Other (i)	(99)	(5,742)	666	(7,653)

Share in the results of associates	—	—	—	(10)
Depreciation and amortization	(68,614)	(66,245)	(138,599)	(135,190)
Net financial results	(152,386)	(70,005)	(181,385)	(65,910)
Income tax	22,730	(3,348)	(7,107)	(27,319)
Net income for the period	(35,323)	5,072	27,427	60,299

(i) The line item “Other” represents the residual component of Adjusted EBITDA that does not pertain to the Mining or Smelting segments, or, represents items that, because of their nature, are not being allocated to a specific segment.

(c)                      Information by geographic area

The Company has operations in Brazil and Peru with trading activities in Luxembourg and the United States. The revenue by geographical areas is determined by the location of our customers and is presented as follows:

	Three-month period ended		Six-month period ended
	June 30, 2018	(Revised) June 30, 2017	June 30, 2018	(Revised) June 30, 2017
Brazil	179,389	171,932	380,942	332,927
Peru	182,730	144,815	359,958	287,685
Other	274,398	254,634	571,805	500,088
	636,517	571,381	1,312,705	1,120,700

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018

All amounts in thousands of US dollars, unless otherwise stated

The following tables shows the Company’s revenue by origin of the Company’s products, considering the allocation of revenues from our trading entities to Brazil and Peru, as applicable, net of the elimination of intersegment transactions between our subsidiaries:

	Three-month period ended		Six-month period ended
	June 30, 2018	(Revised) June 30, 2017	June 30, 2018	(Revised) June 30, 2017
Brazil	238,733	243,798	514,893	459,902
Peru	397,784	327,583	797,812	660,798
	636,517	571,381	1,312,705	1,120,700

The following table shows the total of property, plant and equipment and intangible assets by country.

	June 30, 2018	December 31, 2017
Brazil	908,101	1,025,291
Peru	2,711,986	2,792,285
Other	503	1,657
	3,620,590	3,819,233
Property, plant and equipment	1,853,122	1,996,514
Intangible assets	1,767,468	1,822,719
	3,620,590	3,819,233

22                      Events after the reporting period

On July 31, 2018, the Company’s Board of Directors has decided to convene a general meeting of shareholders of the Company expected to be held on September 13, 2018 for the purpose of obtaining shareholder approval to authorize the Board to establish, from time to time, share buyback programs, pursuant to which the Company, directly or indirectly through its subsidiaries, may purchase, acquire, receive or hold and sell shares of the Company listed on the New York Stock Exchange or the Toronto Stock Exchange, through normal course open market transactions. The record date of the relevant shareholders meeting is set for August 9, 2018. The proposed share buyback authorization is sought for a period of three years ending on September 12, 2021 for share repurchases of up to 6.5 million common shares of the Company, representing 4.875% of the current issued and outstanding shares. As of July 30, 2018, the Company had 133,320,513 shares issued and outstanding.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nexa Resources S.A.

Results of Review of Financial Statements

We have reviewed the accompanying condensed consolidated balance sheet of Nexa Resources S.A. and its subsidiaries (the “Company”) as of June 30, 2018, and the related condensed consolidated interim statement of income, statement of comprehensive income and statement of cash flows for the three-month and six-month periods ended June 30, 2018 and 2017 and the condensed consolidated interim statement of changes in shareholder’s equity for the six-month periods ended June 30, 2018 and 2017, including the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2017, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for the year then ended (not presented herein), and in our report dated February 15, 2018, except for the presentation of Earnings per share and disclosures relating to Earnings per Share described in note 2.2.2 and note 24(f), and the subsequent event disclosed in note 33 to the consolidated financial statements, as to which the date is April 30, 2018, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2017, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.  We conducted our review in accordance with the standards of the PCAOB.  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

/s/ PricewaterhouseCoopers Auditores Independentes

Curitiba, Brazil

July 31, 2018